INDEPENDENT INVESTMENT BANKERS, CORP.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Shares		Capital Stock		Additional Paid-in Capital		Retained Earnings		Total
Balance at December 31, 2014	100	$	1	$	45,914	$	100,158	$	146,073
Distributions	-		-		-		(10,650)		(10,650)
Net loss	-		-		-		(3,814)		(3,814)
Balance at December 31, 2015	100	$	1	$	45,914	$	85,694	$	131,609

See notes to the financial statements and independent auditors' report.